                                     1996
================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                   FORM 11-K


 Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

                    For the fiscal year ended July 31, 1996


                         Commission File Number 1-6101




                                  ROHR, INC.
                          SAVINGS PLAN FOR EMPLOYEES
                  COVERED BY COLLECTIVE BARGAINING AGREEMENTS
                    ---------------------------------------
                           (Full Title of the Plan)


                                  ROHR, INC.
         (Name of Issuer of the Securities Held Pursuant to the Plan)
             850 LAGOON DRIVE, CHULA VISTA, CALIFORNIA 91910-2098
                   (Address of principal executive offices)
                                (619) 691-4111
                                (Telephone No.)

================================================================================

ROHR, INC. SAVINGS PLAN FOR EMPLOYEES COVERED
 BY COLLECTIVE BARGAINING AGREEMENTS

TABLE OF CONTENTS

-------------------------------------------------------------------------------------

                                                                               PAGE
INDEPENDENT AUDITORS' REPORT                                                      1

FINANCIAL STATEMENTS AS OF JULY 31, 1996 AND 1995
  AND FOR THE YEARS THEN ENDED:

  Statements of Assets Available for Benefits                                     2

  Statements of Changes in Assets Available for Benefits                        3-4

  Notes to Financial Statements                                                 5-7

SUPPLEMENTAL SCHEDULES:

Assets Held for Investment Purposes as of July 31, 1996 - Item 27a                8

Series of Reportable Transactions for the Year Ended July 31, 1996 - Item 27d     9

All other schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because of the absence of conditions under which they are required.

INDEPENDENT AUDITORS' REPORT

Committee for the Administration of the
 Rohr, Inc. Savings Plans:

We have audited the accompanying statements of assets available for benefits of the Rohr, Inc. Savings Plan for Employees Covered by Collective Bargaining Agreements as of July 31, 1996 and 1995, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the assets available for benefits of the Rohr, Inc. Savings Plan for Employees Covered by Collective Bargaining Agreements as of July 31, 1996 and 1995, and the changes in assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and of series of reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information by fund in the statements of assets available for benefits and the statements of changes in assets available for benefits is presented for the purpose of additional analysis rather than to present the assets available for benefits and changes in assets for benefits of the individual funds. The supplemental schedules and supplemental information by fund are the responsibility of the Plan's management. Such supplemental schedules and supplemental information by fund have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

San Diego, California
January 8, 1997

ROHR, INC. SAVINGS PLAN FOR EMPLOYEES COVERED
  BY COLLECTIVE BARGAINING AGREEMENTS


STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS
AS OF JULY 31, 1996 AND 1995
--------------------------------------------------------------------------------

                                                             1996                  1995
ASSETS
INVESTMENTS:
  At fair value:
    Shares of registered investment companies:
      Fidelity Growth and Income Portfolio               $13,113,026            $11,401,175
      Fidelity Short-Term Bond Portfolio                   6,468,407              7,116,644
      Fidelity Retirement Money Market Portfolio             541,993                357,705
    Rohr Stock Fund                                          830,206                566,456
                                                         -----------            -----------
ASSETS AVAILABLE FOR BENEFITS                            $20,953,632            $19,441,980
                                                         ===========            ===========

See notes to financial statements.

ROHR, INC. SAVINGS PLAN FOR EMPLOYEES COVERED
  BY COLLECTIVE BARGAINING AGREEMENTS

STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED JULY 31, 1996
--------------------------------------------------------------------------------

                                                                  SUPPLEMENTAL INFORMATION BY FUND
                                                          ----------------------------------------------------
                                                                       Fidelity        Fidelity      Fidelity
                                                                        Growth          Short-      Retirement
                                                           Rohr           and            Term         Money
                                                          Stock         Income           Bond         Market
                                                           Fund        Portfolio       Portfolio    Portfolio         Total
ADDITIONS:
  Contributions:
    Employees                                            $ 56,319     $   485,814    $  320,720     $ 44,945      $   907,798
    Employer                                               17,758         144,741        98,031       13,880          274,410
                                                         --------     -----------    ----------     --------      -----------

                                                           74,077         630,555       418,751       58,825        1,182,208
  Net realized and unrealized appreciation
    (depreciation) in fair value of investments           270,857       1,462,594       (95,240)                    1,638,211
  Dividends and interest                                                  634,397       437,209       22,390        1,093,996
                                                         --------     -----------    ----------     --------      -----------

                                                          270,857       2,096,991       341,969       22,390        2,732,207
                                                         --------     -----------    ----------     --------      -----------

                                                          344,934       2,727,546       760,720       81,215        3,914,415
                                                         --------     -----------    ----------     --------      -----------

DEDUCTIONS:
  Withdrawals and benefit payments                         62,590       1,569,108       742,625          838        2,375,161
  Administrative expenses                                   1,746          13,278        11,070        1,508           27,602
                                                         --------     -----------    ----------     --------      -----------

                                                           64,336       1,582,386       753,695        2,346        2,402,763
                                                         --------     -----------    ----------     --------      -----------

NET INCREASE PRIOR TO INTERFUND
  TRANSFERS                                               280,598       1,145,160         7,025       78,869        1,511,652
INTERFUND TRANSFERS                                       (16,848)        566,691      (655,262)     105,419             -
                                                         --------     -----------    ----------     --------      -----------

NET INCREASE (DECREASE)                                   263,750       1,711,851      (648,237)     184,288        1,511,652

ASSETS AVAILABLE FOR BENEFITS,
  BEGINNING OF YEAR                                       566,456      11,401,175     7,116,644      357,705       19,441,980
                                                         --------     -----------    ----------     --------      -----------
ASSETS AVAILABLE FOR BENEFITS,
  END OF YEAR                                            $830,206     $13,113,026    $6,468,407     $541,993      $20,953,632
                                                         ========     ===========    ==========     ========      ===========

See notes to financial statements.

ROHR, INC. SAVINGS PLAN FOR EMPLOYEES COVERED
  BY COLLECTIVE BARGAINING AGREEMENTS

STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED JULY 31, 1995

-------------------------------------------------------------------------------------------------------------------------
                                                                       SUPPLEMENTAL INFORMATION BY FUND
                                                       ------------------------------------------------------------------
                                                                                                               Fidelity
                                                                                                               Growth
                                                                             Capital            Rohr             and
                                                            Equity         Accumulation        Stock            Income
                                                             Fund              Fund             Fund          Portfolio
ADDITIONS:
  Contributions:
    Employees                                            $   167,189       $   167,906        $ 69,287       $   340,222
    Employer                                                  37,596            38,482          15,200            74,365
                                                         -----------       -----------        --------       -----------

                                                             204,785           206,388          84,487           414,587
  Net realized and unrealized appreciation
    (depreciation) in fair value of investments             (238,935)         (219,972)        121,752         1,834,670
  Dividends and interest                                     127,323           196,893             184           318,987
                                                         -----------       -----------        --------       -----------

                                                            (111,612)          (23,079)        121,936         2,153,657
                                                         -----------       -----------        --------       -----------

                                                              93,173           183,309         206,423         2,568,244
                                                         -----------       -----------        --------       -----------

DEDUCTIONS:
  Withdrawals and benefit payments                           620,016           818,510         124,785           984,621
  Administrative expenses                                     36,464            15,123           2,486            15,630
                                                         -----------       -----------        --------       -----------

                                                             656,480           833,633         127,271         1,000,251
                                                         -----------       -----------        --------       -----------

NET INCREASE (DECREASE) PRIOR TO
  INTERFUND TRANSFERS                                       (563,307)         (650,324)         79,152         1,567,993
INTERFUND TRANSFERS                                          148,010          (141,373)        (41,245)          277,801
                                                         -----------       -----------        --------       -----------

NET INCREASE (DECREASE)                                     (415,297)         (791,697)         37,907         1,845,794

ASSETS AVAILABLE FOR BENEFITS,
  BEGINNING OF YEAR                                        9,970,678         8,884,865         528,549

NET INCREASE (DECREASE) DUE TO
TRANSFER TO FIDELITY (Note 1)                             (9,555,381)       (8,093,168)                        9,555,381
                                                         -----------       -----------        --------       -----------

ASSETS AVAILABLE FOR BENEFITS,
  END OF YEAR                                            $         0       $         0        $566,456       $11,401,175
                                                         ===========       ===========        ========       ===========

----------------------------------------------------------------------------------------------------
                                                       SUPPLEMENTAL INFORMATION BY FUND
                                                       --------------------------------
                                                         Fidelity        Fidelity
                                                          Short-        Retirement
                                                           Term            Money
                                                           Bond           Market
                                                        Portfolio        Portfolio          Total
ADDITIONS:
  Contributions:
    Employees                                           $  310,798       $ 10,617        $ 1,066,019
    Employer                                                84,307          2,013            251,963
                                                        ----------       --------        -----------

                                                           395,105         12,630          1,317,982
  Net realized and unrealized appreciation
    (depreciation) in fair value of investments            (31,362)                        1,466,153
  Dividends and interest                                   302,762          8,229            954,378
                                                        ----------       --------        -----------

                                                           271,400          8,229          2,420,531
                                                        ----------       --------        -----------

                                                           666,505         20,859          3,738,513
                                                        ----------       --------        -----------
DEDUCTIONS:
  Withdrawals and benefit payments                       1,047,816          8,050          3,603,798
  Administrative expenses                                    6,901            223             76,827
                                                        ----------       --------        -----------

                                                         1,054,717          8,273          3,680,625
                                                        ----------       --------        -----------

NET INCREASE (DECREASE) PRIOR TO
  INTERFUND TRANSFERS                                     (388,212)        12,586             57,888
INTERFUND TRANSFERS                                       (588,312)       345,119
                                                        ----------       --------        -----------

NET INCREASE (DECREASE)                                   (976,524)       357,705             57,888

ASSETS AVAILABLE FOR BENEFITS,
  BEGINNING OF YEAR                                                                       19,384,092

NET INCREASE (DECREASE) DUE TO
TRANSFER TO FIDELITY (Note 1)                            8,093,168
                                                        ----------       --------        -----------

ASSETS AVAILABLE FOR BENEFITS,
  END OF YEAR                                           $7,116,644       $357,705        $19,441,980
                                                        ==========       ========        ===========

See notes to financial statements.

ROHR, INC. SAVINGS PLAN FOR EMPLOYEES COVERED
 BY COLLECTIVE BARGAINING AGREEMENTS

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED JULY 31, 1996 AND 1995
--------------------------------------------------------------------------------

1.   DESCRIPTION OF THE PLAN

     The following description of the Rohr, Inc. Savings Plan for Employees Covered by Collective Bargaining Agreements (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

     GENERAL - The Plan is a defined contribution savings plan, first made effective January 1, 1966, and restated December 1, 1994. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The purpose of the Plan is to provide a regular savings and investment program for eligible employees of Rohr, Inc. and its subsidiaries.

     CHANGE IN TRUSTEES - Effective December 1, 1994, the assets held by the Plan were transferred from Mellon Trust to the Fidelity Management Trust Company. All investments formerly held by Mellon Trust were effectively sold at their market values on this date and the proceeds transferred to Fidelity Management Trust Company ("Fidelity") and invested in Fidelity managed mutual funds.

     PARTICIPATION IN THE PLAN - Employees of Rohr, Inc. (the "Company") are eligible to participate in the Plan if they: (1) are covered by a collective bargaining agreement specifying that they are to be covered by the Plan and (2) have completed 12 calendar months of employment.

     CONTRIBUTIONS UNDER THE PLAN - Upon enrollment in the Plan, each Participant must elect to contribute certain dollar amounts, solely by payroll deductions made at each payroll date. The amount which may be specified and deducted from an Employee's payroll for each two week period ranges from $10 to $140.

     Effective for the last payroll period commencing in either February or June 1996, depending upon the bargaining unit of which the participant is a member, the Company will contribute an amount equal to fifty percent of the first $70 of the contribution made by each participant for any two-week period referred to above provided that the maximum Company contribution for any participant for any such two-week period shall be $35. Prior to the payroll periods referred to above, the Company's contribution was 25% of the first $70 of each participant's contribution for any two-week period. Notwithstanding the foregoing, the Company's aggregate contributions at any time will not exceed its then accumulated earnings and profits. The participants cumulatively vest 20% in the Company's contributions for each 12 months of service up to 100%.


     PARTICIPANTS' ACCOUNTS - Fidelity, the Plan's asset manager, maintains an account for each participant. The participants' accounts are credited for their contributions and the Company's contributions. The accounts are further adjusted for Plan fees and investment income or losses. Prior to December 1, 1994, such accounts were maintained by Rohr.

     WITHDRAWALS UNDER THE PLAN - Under the Plan, a participating employee or his legal successors will be entitled to a distribution of the value of the investments held in his or her account upon retirement, death, entry into the armed forces, permanent and total disability, layoff, or termination for other reasons. Upon termination of employment for any reason, participants have the option of deferring distribution of savings until the latter of retirement or attainment of age 70-1/2. Active employees must make a total withdrawal by April 1 following the calendar year they attain the age 70-1/2.

     Distribution of benefits is paid in cash, except for distributions from that portion of a participant's account which is allocated to the Rohr Stock Fund, which may be paid wholly or partly in Rohr, Inc. common stock shares at the Plan Administrator's discretion.

     A participant may voluntarily withdraw from the Plan but may not thereafter become a participant in the Plan again until 12 months have elapsed. The amount distributable upon withdrawal includes the full value of the investments held in the withdrawing participant's account attributable to his own contributions and the value of the investments attributable to that portion of the Company's contributions that has become vested.

     A Participant may also make a partial withdrawal of the amounts in his or her Account under the Plan if such a partial withdrawal is approved by the Plan administrator as being required to relieve financial hardship caused by such matters as illness or disability of the Participant or a dependent member of his or her immediate family or a situation beyond the Participant's control involving serious financial loss.

     Only one partial withdrawal may be made during any six month period, and for six months after such partial withdrawal no further contributions may be made by the Participant or the Company for his or her account. Any partial withdrawal must be for at least $100, and any larger amount must be in added increments of $50. Withdrawals can only be made from fully vested Company contributions or from Participant contributions that have been in the Plan at least seventeen quarters.

     FORFEITURE OF INTEREST UNDER THE PLAN - The value of investments in each Participant's account attributable to the Participant's own contributions is not subject to forfeiture. Any Participant who voluntarily withdraws or whose employment is terminated for reasons other than retirement, layoff for four weeks or more, death, entry into the armed forces or permanent and total disability will forfeit that portion of the value of his account attributable to the Company's contributions in which no interest has vested.

     All amounts forfeited under the Plan will remain in the Plan and will be applied against future contributions to the Plan by the Company. If the Plan is terminated, any forfeited amounts not yet applied against Company contributions will accrue ratably to the remaining participants in the Plan at the date of termination.

     TERMINATION OF THE PLAN - The Company has the right to terminate the Plan at any time, except as provided in any applicable provision in a collective bargaining agreement whose term has not expired. Upon termination of the Plan, the entire amount of each participant's account (including that portion of the account attributable to the Company's contributions which would not otherwise be vested) shall become fully vested and nonforfeitable.

2.   SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF ACCOUNTING - The Plan's financial statements are prepared on the accrual basis of accounting.

     INVESTMENT VALUATION - Plan investments are stated at fair value. Fair values were determined by valuing securities at either closing prices on national stock exchanges or at the average of bid and ask quotations for those securities traded in the over-the-counter market.

     PAYMENT OF BENEFITS - Benefits are recorded when paid.

3.   INVESTMENT OPTIONS

     Under provisions of the Plan, participants may invest their savings in any combination of 25% increments in the following funds:

          THE FIDELITY RETIREMENT MONEY MARKET PORTFOLIO - A portfolio invested in short-term money market securities with maturities less than 90 days.

          THE FIDELITY SHORT-TERM BOND PORTFOLIO - A portfolio invested primarily in investment grade debt securities.

          THE FIDELITY GROWTH AND INCOME PORTFOLIO - A portfolio invested in a combination of U.S. and foreign stocks and debt securities.

          THE ROHR STOCK FUND - A fund invested in the common stock of the Company.

     Prior to December 1, 1994, each participant had the option of electing to invest in the Capital Accumulation Fund, Equity Fund or Rohr Stock Fund in any combination of 25% increments. The Capital Accumulation Fund was invested in fixed income debt obligations of unaffiliated issuers. The Equity Fund was invested in a diversified portfolio of equity and/or debt securities of unaffiliated issuers. The Rohr Stock Fund was invested in common stock of the Company.

4.   TAX STATUS

     The Company has obtained a determination letter dated August 30, 1995 from the Internal Revenue Service indicating that the Plan meets the requirements of Section 401(a) of the Internal Revenue Code and is exempt from Federal income tax under Section 501(a) of the Code.

5.   PARTICIPANT UNITS AND UNIT VALUES

     Through November 30, 1994, the Plan's assets were invested in master trust funds, held in trust by Mellon Bank, N.A., which commingled the investment funds of various qualified employee benefit plans maintained by the Company. On December 1, 1994, all assets were transferred to Fidelity Management Trust Company and invested in Fidelity managed mutual funds.

     The ending monthly participant units and unit values of the Plan's investments in the master trust funds through November 30, 1994 were as follows:

                                                           CAPITAL
                           EQUITY FUND                ACCUMULATION FUND                ROHR STOCK FUND
                        -------------------------------------------------------------------------------------------
                        UNITS     UNIT VALUE          UNITS          UNIT VALUE     UNITS          UNIT VALUE
August, 1994             976,755   $10.37              1,962,275      $4.37          322,614        $1.44
September                975,583    10.15              1,947,542       4.35          323,947         1.29
October                  978,485    10.21              1,907,497       4.36          318,751         1.27
November                 972,327     9.81              1,865,089       4.33          313,625         1.27

     Plan investments were not unitized effective December 1, 1994. As such, ending monthly participant units and unit values for periods subsequent to November 1994 are not presented.


                                  * * * * * *

ROHR, INC. SAVINGS PLAN FOR EMPLOYEES COVERED
  BY COLLECTIVE BARGAINING AGREEMENTS


SUPPLEMENTAL SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
(ITEM 27a OF FORM 5500)
July 31, 1996
--------------------------------------------------------------------------------

            IDENTITY OF ISSUE                          DESCRIPTION              COST           FAIR VALUE
Fidelity Growth and Income Portfolio                   Mutual Fund          $10,281,335        $13,113,026
Fidelity Short-Term Bond Portfolio                     Mutual Fund            6,569,230          6,468,407
Rohr Stock Fund                                        Mutual Fund              542,370            830,206
Fidelity Retirement Money Market Portfolio             Mutual Fund              541,993            541,993
                                                                            -----------        -----------

Total assets held for investment                                            $17,934,928        $20,953,632
                                                                            -----------        -----------

ROHR, INC. SAVINGS PLAN FOR EMPLOYEES COVERED
 BY COLLECTIVE BARGAINING AGREEMENTS

SUPPLEMENTAL SCHEDULE OF SERIES OF REPORTABLE TRANSACTIONS
(ITEM 27d OF FORM 5500)

YEAR ENDED JULY 31, 1996
------------------------------------------------------------------------------------------------------------------

                                       PURCHASES                                    SALES
                                  -------------------------     --------------------------------------------------
                                            PURCHASE                      SELLING        COST OF        NET GAIN
DESCRIPTION                       NUMBER      PRICE             NUMBER      PRICE        ASSETS          (LOSS)
Fidelity Growth and Income
  Portfolio                        160       $2,131,493          118       $1,883,376     $1,495,087     $388,289

Fidelity Short-Term Bond
  Portfolio                        162          945,142          140        1,495,732      1,498,665       (2,933)

NOTE: The transactions included in this schedule meet the definition of reportable transactions under section 103 of the Employee Retirement Income Security Act of 1974 and consist of series of transactions during the year involving investment assets of an amount in excess of 5% of the current value of beginning Plan assets.

                                   Signature


     Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of the Plan have duly caused this annual report to be signed by the undersigned thereunto duly authorized.



                                       ROHR, INC.
                                       SAVINGS PLAN FOR EMPLOYEES
                                       COVERED BY COLLECTIVE
                                       BARGAINING AGREEMENTS
                                       (Restated, 1994)



                                       By: /s/ A.L. MAJORS
                                          -------------------------------------
                                               A.L. Majors, Chairman
                                               Administrative Committee for the
                                               Rohr, Inc.,
                                               Savings Plan for Employees
                                               Covered by Collective Bargaining
                                               Agreement (Restated, 1994)




Date:  January 27, 1997